# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Compass Therapeutics, Inc., CIK 0001738021
CUSIP: 20454B104
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 80 Guest Street, Suite 601, Boston, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 08/13/2025
Amends the filing with accession number 0000947871-20-000594
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP V LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,219,994; sole dispositive power 0; shared dispositive power 15,219,994; aggregate amount beneficially owned 15,219,994 (8.9% of the class)
- ORBIMED CAPITAL GP V LLC (CIK 0001615374): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,219,994; sole dispositive power 0; shared dispositive power 15,219,994; aggregate amount beneficially owned 15,219,994 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Compass Therapeutics, Inc.
Address of issuer's principal executive offices: 80 Guest Street, Suite 601, Boston, Massachusetts (MA), 02135
Comment: This Amendment No. 6 ("Amendment No. 6") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors") and OrbiMed Capital GP V LLC ("OrbiMed GP") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on June 29, 2020 with OrbiMed Genesis GP LLC and OrbiMed Capital LLC as additional reporting persons, as amended by Amendment No. 1 filed with the SEC on July 14, 2021, Amendment No. 2 filed with the SEC on November 9, 2021, Amendment No. 3 filed with the SEC on November 10, 2022 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on March 22, 2024, and Amendment No. 5 filed with the SEC on April 11, 2025. This Amendment No. 6 is being filed to report that the beneficial ownership of the outstanding Shares held by the Reporting Persons decreased by more than 1% as a result of an increase in the number of Shares outstanding.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors is a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed GP is a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a United States citizen.
Sven H. Borho is a German and Swedish citizen.
W. Carter Neild is a United States citizen.
Geoffrey C. Hsu is a United States citizen.
C. Scotland Stevens is a United States citizen.
David P. Bonita is a United States citizen.
Peter A. Thompson is a United States citizen.
Matthew S. Rizzo is a United States citizen.
Mona Ashiya is a United States citizen.
Trey Block is a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed GP is a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 171,572,498 outstanding Shares, as set forth in the Issuer's Rule 424(b)(5) Prospectus filed with the SEC on August 13, 2025.

As of the date of this filing, OrbiMed Private Investments V - KA, LP ("OPI V-KA"), a limited partnership organized under the laws of Delaware, holds 15,219,994 Shares constituting approximately 8.9% of the issued and outstanding Shares. OrbiMed GP is the general partner of OPI V-KA, pursuant to the terms of the limited partnership agreement of OPI V-KA, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI V-KA and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI V KA. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI V-KA.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreements of OPI V-KA, caused OPI V-KA to enter into the agreements referred to in Item 6 below.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI V-KA, pursuant to the terms of the limited partnership agreement of OPI V KA. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI V-KA. Such authority includes the power to vote and otherwise dispose of securities held by OPI V-KA. The number of outstanding Shares of the Issuer attributable to OPI V-KA is 15,219,994. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI V-KA, may be considered to hold indirectly 15,219,994 Shares.

OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI V-KA. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI V-KA. The number of outstanding Shares attributable to OPI V-KA is 15,219,994 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 15,219,994 Shares.

Carl L. Gordon ("Gordon"), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Gordon may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Gordon is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI V-KA.

Additionally, OPI V-KA and certain other stockholders of the Issuer are party to registration rights agreements with the Issuer, summaries of which are set forth in Amendment No. 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
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Exhibit Description
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1. Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC.
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2. Registration Rights Agreement by and among the Issuer and the investors signatory thereto dated June 19, 2020 (incorporated by reference to Exhibit 10.7 to the Issuer's From 8-K filed with the
SEC on June 23, 2020 (File No. 000-55939)).
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3. Registration Rights Agreement by and among the Issuer and the investors signatory thereto, dated November 2, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 10-Q filed with the
SEC on November 9, 2022 (File No. 001-39696)).
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## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (08/15/2025)
- ORBIMED CAPITAL GP V LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (08/15/2025)